September 19, 2008

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:          Covance Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 29, 2008

File Number: 001-12213

Via EDGAR Transmission

Dear Mr. Rosenberg:

     Set forth below are the responses of Covance Inc. (the “Company”), revised to address the additional telephonic comments (the “Follow Up Staff Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), communicated to us by Ms. Tabatha Akins on August 26, 2008, concerning our response filed on June 6, 2008 to the Staff’s comment letter dated May 8, 2008 on the Company’s Form 10-K for the fiscal year ended December 31, 2007.  The Follow Up Staff Comments pertained to our June 6, 2008 responses to Comments 1a, 1b, 1c and 3.  For ease of review, the Follow Up Staff Comments and our responses thereto are shown in bold font below.

1.  Comment – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Revenue Recognition, page 18

“With respect to your revenue recognition disclosure, we have the following comments:”

1a.  May 8, 2008 Staff Comment: “Revise your disclosure to describe the terms of your significant contracts including the contracts’ billing and payment terms.”

June 6, 2008 Response to May 8, 2008 Comment 1a.:

We do not have any individual significant contracts.  By way of background, at any point in time, we are working on thousands of active client projects, which are governed by individual contracts.  In addition, we have not had a single customer who accounted for more than ten percent of our aggregate net revenues during any one of the last three years. In 2007, we served in excess of 300 biopharmaceutical companies and at December 31, 2007, we had over 8,000 active client projects.  Most projects are customized based on the needs of the client, the type of services being provided, therapeutic indication of the drug, geographic locations, and other variables.  Project specific terms related to pricing, billing milestones, and the scope and type of services to be provided are generally negotiated and contracted on a project-by-project basis.

1a.        August 26, 2008 Follow Up Staff Comment: “Revise your disclosure to include the information provided in your response to Comment 1a.”

Response to Follow Up Staff Comment 1a.:

In future filings, beginning with Covance’s Form 10-Q for the period ending September 30, 2008, Covance will revise its disclosure to include the information provided in our June 6, 2008 response to Comment 1a. above.

1b.        May 8, 2008 Staff Comment: “Revise your disclosure to describe what payments are included in your estimate of total expected contractual payments and what output is included in your total output measures.  Disclose nature and extent of any significant changes.”

1b. August 26, 2008 Follow Up Staff Comment: “Revise your proposed disclosure to discuss whether billing milestones are included in total contract value and, if such milestones are included, please tell us why that is appropriate.”

Response to Follow Up Staff Comment 1b.:

Follow Up Staff Comments 1b. and 3. below both refer to our Revenue Recognition disclosure related to billing milestones.  Please see our response to Follow Up Staff Comment 3. below which also addresses Follow Up Staff Comment 1b.

1c.         May 8, 2008 Staff Comment: “Disclose the impact that a reasonably likely change in your key drivers such as hours, samples tested, and units-of-work at December 31, 2007 may have on your future operations, financial position and cash flows.”

June 6, 2008 Response to May 8, 2008 Comment 1c.:

We do not project the impact of potential changes in the performance-based output measures used for revenue recognition purposes, other than occasionally on an individual contract basis, for the reasons set forth below.

First, we serve in excess of 300 biopharmaceutical companies, and at December 31, 2007 we had over 8,000 active client projects.  Second, most projects are customized based on the needs of the client, the type of services being provided, therapeutic indication of the drug, geographic locations, and other variables. Aggregation of “similar” projects for purposes of sensitivity analysis is not reasonably practicable, nor do we believe meaningful conclusions could be drawn from such information.  Third, units of measure vary project by project, and a reasonably likely change in a unit of measure would also vary from project to project, depending on whether the project is running ahead or behind schedule, whether the project is expected to remain on or return to schedule, how close the project is to being completed, whether there is a scope change, etc.  Fourth, our contracts also vary greatly in length of time depending on the type of service being provided, with some studies being as short as a week or less in duration and others spanning two years or more. In addition, our thousands of projects are at various stages of completion at any point in time, so the impact of a change in a unit of measure such as hours, varies by project based on length of duration, stage of completion, and size of the project.

For these reasons, it is not reasonably practicable, nor do our information systems have the capability to aggregate the impact of potential changes in performance-based output measures on our future operations, financial position and cash flows.  In addition, we do not attempt to aggregate such information for use in the management of our business. Furthermore, we do not believe meaningful conclusions could be drawn from such information.

1c. August 26, 2008 Follow Up Staff Comment: “Revise your proposed disclosure to state whether changes in revenue estimates or estimated costs to complete have had a material impact on your financial position, results of operations or cash flows for the periods presented.”

Response to Follow Up Staff Comment 1c.:

In future filings, beginning with Covance’s Form 10-Q for the period ending September 30, 2008, Covance will revise its disclosure to include the additional disclosure requested by the Staff.   Had such disclosure been provided in our most recently filed Form 10-Q for the period ended June 30, 2008, the following disclosure would have been provided.

For the three and six month periods ended June 30, 2008, we did not experience a change in the estimates used to determine the amounts recognized as revenue (i.e., output measures or costs to complete) for any project resulting in a material impact on our financial position, results of operations or cash flows.

3.  Comment – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 2. Summary of Significant Accounting Policies – Revenue Recognition, page 43

May 8, 2008 Staff Comment: “We note that “Additional payments may be made based on the achievement of performance-based milestones over the contract duration.” Please revise to disclose your accounting policy for these milestone payments.”

August 26, 2008 Follow Up Staff Comment: “Revise your disclosure to explain that you do not have performance-based milestones .”

Response to Follow Up Staff Comments 3 and 1b.:

As discussed with Ms. Akins on August 26, 2008, except for one contract providing for a potential immaterial performance-based payment for approximately $1 million on one active project, Covance’s contractual arrangements with its clients do not contain performance-based milestones (i.e., potential additional arrangement consideration tied to specific deliverables or performance) that would impact revenue recognition and contract value.   What we had referred to as “performance-based milestones” in our Form 10-K should have been referred to as billing milestones which are progress-based.

As described in our revised disclosure below, some of our contractual arrangements contain negotiated billing milestones throughout the duration of the contract which are progress-based installment billings.  The term “billing milestone” relates only to a billing trigger in a contract whereby amounts become billable and payable in accordance with a negotiated predetermined billing schedule throughout the term of a project.  In other cases, billing and payment terms are tied to the passage of time (e.g., monthly billings).  In either case, the total contract value and aggregate amounts billed to the client would be the same at the end of the project.  For example, a contract for a project with an expected duration of 24 months has a total contract value of $2.4 million based on negotiated hourly rates multiplied by the aggregate expected number of hours to complete the project.  Whether we negotiate equal monthly billings of $100,000 per month for 24 months, or we negotiate four scheduled billing milestones of $400,000 at contract signing, $400,000 upon completion of site initiation, $800,000 upon completion of patient enrollment and $800,000 upon database lock, the total contract value and aggregate amounts billed and paid are still $2.4 million.  As described in our revised disclosure below, in cases where a study terminates early, our contracts typically require payment to Covance of expenses to wind down the study, fees earned to date and, in some cases, a termination fee or a payment to Covance of some portion of the fees or profits that could have been earned by Covance under the contract if it had not been terminated early.  So, using the same example above, if we were unable to complete patient enrollment and the study was cancelled, although we didn’t complete patient enrollment, we would still be contractually entitled to receive payment for expenses to wind down the study, fees earned to date and, in some cases, a termination fee or a payment to Covance of some portion of the fees or profits that could have been earned by Covance under the contract if it had not been terminated early.

Covance revised its Revenue Recognition disclosure on pages 6, 16 and 17 of its Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 1, 2008 in response to the May 8, 2008 Staff Comments 1b. and 3.  In future filings, beginning with Covance’s Form 10-Q for the period ending September 30, 2008, Covance will further revise this disclosure to address the August 26, 2008 Follow Up Staff Comments.  Had such revisions (noted in bold font below) been included in our most recently filed Form 10-Q for the period ended June 30, 2008, the following disclosure would have been provided.

Covance recognizes revenue either as services are performed or products are delivered, depending on the nature of the work contracted.  Historically, a majority of Covance’s net revenues have been earned under contracts which range in duration from a few months to two years, but can extend in duration up to five years or longer. Service contracts generally take the form of fee-for-service or fixed-price arrangements. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional performance basis, generally using output measures that are specific to the service provided.  Examples of output measures in our early development segment include the number of slides read, dosings performed, or specimens prepared for preclinical laboratory services, or number of dosings or number of volunteers enrolled for clinical pharmacology. Examples of output measures in our late-stage development segment’s clinical development service offering include among others, number of investigators enrolled, number of sites initiated, number of patients enrolled and number of monitoring visits completed.  Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that percentage by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. We do not have any contractual arrangements spanning multiple accounting periods where revenue is recognized on a proportional-performance basis under which we have earned more than an immaterial amount of performance-based revenue (i.e. potential additional revenue tied to specific deliverables or performance).  Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value.  Once the client has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized as described above.  Estimates of costs to complete are made to provide, where appropriate, for losses expected on contracts.  Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred.

Billing schedules and payment terms are generally negotiated on a contract-by-contract basis. In some cases, we bill the client for the total contract value in progress-based installments as we reach certain non-contingent billing milestones over the contract duration, such as, but not limited to, contract signing, initial dosing, investigator site initiation, patient enrollment, or database lock.  The term “billing milestone” relates only to a billing trigger in a contract whereby amounts become billable and payable in accordance with a negotiated predetermined billing schedule throughout the term of a project. These billing milestones are not performance based (i.e., potential additional arrangement consideration tied to specific deliverables or performance).  In other cases, billing and payment terms are tied to the passage of time (e.g., monthly billings).  In either case, the total contract value and aggregate amounts billed to the client would be the same at the end of the project.  While we attempt to negotiate terms that provide for billing and payment of services prior to or within close proximity to the provision of services, this is not always the case, as evidenced by fluctuations in the levels of unbilled receivables and unearned revenue from period to period.  While a project is ongoing, cash payments are not necessarily representative of aggregate revenue earned at any particular point in time, as revenues are recognized when services are provided, while amounts billed and paid are in accordance with the negotiated billing and payment terms.

In some cases, payments received are in excess of revenue recognized.  For example, a contract invoicing schedule may provide for an upfront payment of 10% of the full contract value upon contract signing, but at the time of signing, performance of services has not yet begun, and therefore, no revenue has yet been recognized.  Payments received in advance of services being provided, such as in this example, are deferred as unearned revenue on the balance sheet. As the contracted services are subsequently performed and the associated revenue is recognized, the unearned revenue balance is reduced by the amount of revenue recognized during the period.

In other cases, services may be provided and revenue is recognized before we have invoiced the client.  In these cases, revenue recognized will exceed amounts billed, and the difference, representing an unbilled receivable, is recorded for this amount that is currently unbillable to the customer pursuant to contractual terms.  Once we have invoiced the client, the unbilled receivable is reduced for the amount billed, and a corresponding account receivable is recorded. All unbilled receivables are billable to customers within one year from the respective balance sheet date.

Most contracts are terminable by the client either immediately or upon notice.  These contracts typically require payment to Covance of expenses to wind down the study, fees earned to date and, in some cases, a termination fee or a payment to Covance of some portion of the fees or profits that could have been earned by Covance under the contract if it had not been terminated early.  Termination fees are included in net revenues when realization is assured.  In connection with the management of multi-site clinical trials, Covance pays on behalf of its customers fees to investigators, volunteers and other out-of-pocket costs (such as for travel, printing, meetings, couriers, etc.), for which it is reimbursed at cost, without mark-up or profit.  Investigator fees are not reflected in total revenues or expenses where Covance acts in the capacity of an agent on behalf of the pharmaceutical company sponsor, passing through these costs without risk or reward to Covance.  All other out-of-pocket costs are included in total revenues and expenses.

Per your request, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

Ross A. Hyams

cc:                                 Tabatha Akins, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

William E. Klitgaard, Covance Inc.